SOLOWIN HOLDINGS

1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

June 15, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
John Spitz
Robert Arzonetti
Susan Block

Re:	Solowin Holdings
Amendment No. 1 to Registration Statement on Form F-1
Filed May 22, 2023
File No. 333-271525

Ladies and Gentlemen:

We hereby submit the response of Solowin Holdings (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on May 22, 2023. Concurrently with the submission of this letter, the Company is filing the Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”) together with certain exhibits via EDGAR with the Commission.

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to the Registration Statement on Form F-1 filed May 22, 2023

General

1.	We note that you list a number of contracts in the exhibit index in the section entitled “Item 8. Exhibits and Financial Statement Schedules,” for instance, Exhibit Nos. 10.3 through 10.8. Please describe your material contracts under “Business,” at page 72, as applicable. See Part I, Items 4(B) and 10(C) of Form 20-F.

RESPONSE: In response to the Staff’s comment, we have described Exhibits 10.3 through 10.7 under the section of “Business” and Exhibit 10.8 under the section of “Related Party Transaction.” To correct certain clerical errors, we also refiled Exhibits 10.3 and 10.5 with the Amendment No. 2.

If you would like to discuss the response or if you would like to discuss any other matters, please contact the undersigned at (852)3428-3893 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

SOLOWIN HOLDINGS

By:	/s/ Shing Tak Tam
Name:	Shing Tak Tam
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC
Michael J. Blankenship, Esq., Winston & Strawn LLP